Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(a joint stock limited company incorporated in
the People’s Republic of China with limited liability)
(Stock Code: 857)
NOTICE OF BOARD MEETING
The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that a meeting of the Board will be held on Thursday, 27 August 2009 and Friday, 28 August 2009 at 9 Dongzhimen North Street, Dongcheng District, Beijing, the People’s Republic of China for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2009 and its publication.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
Beijing, the PRC
17 August 2009
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.